Exhibit (a)(5)(c)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below).  The Offer (as defined below) is made solely by the Offer to Purchase, dated December 23, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal and any amendments or supplements to the Offer to Purchase or Letter of Transmittal.  The Offer is not being made to (nor will tenders be accepted in from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto.  However, the Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer in any jurisdiction and extend the Offer to holders of such Shares in such jurisdiction.  In any jurisdiction where securities, Blue Sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including Associated Preferred Stock Rights)

of

Ault Incorporated

at
$2.90 per Share

by

Lakers Acquisition Corp.

a wholly owned subsidiary of

SL Industries, Inc.

Lakers Acquisition Corp., a Minnesota corporation (the “Purchaser”) and a wholly owned subsidiary of SL Industries, Inc., a New Jersey corporation (“SL Industries”), is offering to purchase all issued and outstanding shares of common stock, no par value, of Ault Incorporated, a Minnesota corporation (“Ault”), including associated preferred stock rights issued pursuant to the Rights Agreement, dated as of February 13, 1996, between Ault and Norwest Bank Minnesota, N.A., as amended from time to time (together, the “Shares” and each share thereof a “Share”), at a price of $2.90 per Share, net to the seller in cash (the “Offer Price”), without interest thereon (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering shareholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, which is acting as the depositary (the “Depositary”), will not be obligated to pay brokerage fees or commissions, except as set forth in the Letter of Transmittal.  Shareholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees.  The Purchaser will pay all fees and expenses of the Depositary and Morrow & Co., Inc., which is acting as the information agent (the “Information Agent”), incurred in connection with the Offer.  The Purchaser is offering to acquire all Shares as a first step in acquiring the entire equity interest in Ault.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JANUARY 25, 2006, UNLESS THE OFFER IS EXTENDED.

The Offer is not subject to a financing condition.  The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that represents a majority of all outstanding Shares that are not beneficially owned by Parent, Purchaser or their affiliates (for purposes of this Offer, Shares that are subject to the rights of Purchaser and SL Industries under the Shareholders Agreement described below are not considered beneficially owned by Purchaser or SL Industries).  The Offer is also subject to certain other conditions contained in the Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 16, 2005 (the “Merger Agreement”), by and among SL Industries, the Purchaser and Ault, pursuant to which, as soon as practicable after the completion of the Offer and satisfaction or waiver of all conditions to the Merger (as defined below), the Purchaser will be merged with and into Ault and the separate corporate existence of the Purchaser will thereupon cease.  The merger of the Purchaser with and into Ault, as effected pursuant to the immediately preceding sentence, is referred to herein as the “Merger.”  At the effective time of the Merger (the “Effective Time”), each Share (other than Shares held by SL Industries, the Purchaser or Shares held by a holder who has not voted in favor of the Merger or consented thereto in writing and who complies with Section 302A.471 of the Minnesota Business Corporation Act (“Minnesota Law”)) will be canceled and retired and converted into the right to receive $2.90 per Share (or any greater amount per Share paid pursuant to the Offer) in cash, without interest.

The Board of Directors of Ault has unanimously determined that the terms of the Offer, the Merger and the Merger Agreement are fair to and in the best interests of Ault’s shareholders and has unanimously recommended that the holders of such Shares accept the Offer and tender their Shares pursuant to the Offer.

As a condition and inducement to SL Industries’ and the Purchaser’s willingness to enter into the Merger Agreement, certain shareholders of Ault (each a “Shareholder”) entered into a Shareholders Agreement, dated as of December 16, 2005, with SL Industries and the Purchaser (the “Shareholders Agreement”).  The Shareholders Agreement provides for the tender into the Offer of all Shares held by the Shareholders, which as of December 16, 2005 represented approximately 17% of the issued and outstanding Shares, including any Shares acquired after the date of the Shareholders Agreement and for the grant of an option to SL Industries and Purchaser to acquire any such Share that is not tendered at the Offer Price.  Under the Shareholders Agreement, the Shareholders have also agreed to vote such Shares (1) in favor of approval and adoption of the Merger Agreement, (2) against any agreement or transaction to an acquisition proposal other than as proposed by SL Industries or the Purchaser and (3) against any proposal, action or transaction that would prevent, or materially impede or delay, the consummation of the Offer or Merger, and, as security for such obligations, have granted a proxy to SL Industries and certain designees thereof to vote such Shares as provided above.  Shares subject to the Shareholders Agreement, and stock options held by the Shareholders, are also subject to certain restrictions on transfer under the Shareholders Agreement.  Also as a condition and inducement to SL Industries’ and the Purchaser’s willingness to enter into the Merger Agreement, Ault entered into a Stock Option Agreement, dated December 16, 2005, by and between SL Industries, the Purchaser and Ault, pursuant to which Ault granted the Purchaser an irrevocable option to purchase at the Offer Price that number of Shares as would result in Purchaser, SL Industries and their affiliates owning in excess of 90% of the outstanding Shares. Purchaser’s exercise of this option is conditioned upon Purchaser having acquired Shares in the Offer which, together with Shares otherwise held by Purchaser, SL Industries and their affiliates, results in Purchaser, SL Industries and their affiliates owning in the aggregate, at least 75% of the outstanding Shares, and immediately following such exercise, at least 90% of the outstanding Shares.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not validly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares.  Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering shareholders.  Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment.  In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary at one of its addresses appearing on the back cover of the Offer to Purchase of (1) certificates representing, or a timely Book-Entry Confirmation with respect to, such Shares into the Depositary’s account at the Depositary Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures described in Section 3-”Procedure for Tendering Shares” of the Offer to Purchase, (2) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3-”Procedure for Tendering Shares” of the Offer to Purchase), and (3) any other documents required by the Letter of Transmittal.

The Purchaser may, without the consent of Ault, (1) if at any scheduled expiration of the Offer any of the conditions to the Purchaser’s obligation to accept Shares for payment shall not be satisfied or waived, extend the Offer beyond the Expiration Date (defined below) for a time period reasonably necessary to permit such condition to be satisfied, and (2) extend the Offer for any period required by any rule, regulation or interpretation of the United States Securities and Exchange Commission, or the staff thereof, applicable to the Offer. The Purchaser may, without the consent of Ault, also extend the Offer in accordance with Rule 14d-11 under the Exchange Act of 1934, as amended (the “Exchange Act”) and if, at any scheduled expiration of the Offer, the number of shares of Common Stock that shall have been validly tendered and not withdrawn pursuant to the Offer constitutes a majority but represents less than 90% of the Shares outstanding, extend the Offer (one or more times) for an aggregate additional period of not more than 20 business days.  In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of Ault.  The term “Expiration Date” shall mean 12:00 midnight, New York City time, on January 25, 2006, unless and until the Purchaser extends the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act.

Shares tendered pursuant to the Offer may be withdrawn (pursuant to the procedures set forth below) at any time prior to the Expiration Date.  Thereafter, such tenders are irrevocable, except that they may be withdrawn after February 21, 2006, unless such Shares have been accepted for payment as provided in the Offer to Purchase.  No withdrawal rights will apply to Shares tendered into a subsequent offering period under Rule 14d-11 of the Exchange Act and no withdrawal rights apply during a “subsequent offering period” under Rule 14d-11 with respect to Shares tendered in the Offer and accepted for payment.  For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and class of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares.  If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (a financial institution, including most commercial banks, savings and loan associations and brokerage houses, that is a participant in the Security Transfer Agent’s Medallion Program, or any other “eligible guarantor institute,” as such term is defined in Rule 17Ad-15 under the Exchange Act), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as contained in Section 3-”Procedure for Tendering Shares” of the Offer to Purchase, any

notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility’s procedures.  Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer.  However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3-”Procedure for Tendering Shares” of the Offer to Purchase any time prior to the Expiration Date.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws.  Shareholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the Alternative Minimum Tax and any state, local or foreign income and other tax laws and of changes in such tax laws.  For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger see Section 5-”Certain United States Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Ault has provided the Purchaser with Ault’s shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares.  The Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed by the Purchaser to record holders of Shares, and will be furnished by the Purchaser to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at their respective addresses and telephone numbers as set forth below.  Requests for additional copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished at the Purchaser’s expense.  The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Morrow & Co., Inc.
470 West Avenue

Stamford, CT 06902

(203) 658-9400

Banks and Brokerage Firms, Please Call: (800) 662-5200
Stockholders Call Toll Free: (800) 607-0088
E-mail:  ault.info@morrowco.com

December 23, 2005